EXHIBIT 99.3

                     [Graphic omitted] [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/9196
3 July 2002


Sir,

         Sub:     Book Closure Advertisement

     In accordance with the Clause 31c of the Listing Agreement with India Stock Exchanges, please find sent herewith copies of advertisements published in THE BUSINESS STANDARD (English) and SAKAL (Marathi) dated 2 July 2002 intimating the dates of book closure for the purpose of ascertaining eligibility for final dividend for the year 2001-02.


Thanking you,



Yours faithfully,
For Videsh Sanchar Nigam Limited


/s/ R.N. Aditya
--------------------------------
R.N. Aditya
Asst. Company Secretary

To:

Security  Code  23624,  The  Stock  Exchange,   Mumbai,  Corporate  Relationship
Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

1. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

2. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

3. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11)329 21 81.

4. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market -Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051 .Fax Nos. : (22) 6598237/38.

5. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai -400 013. Fax Nos. :
     497 29 93.

6. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai -400 021. Fax No.204 49 42.

7. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

8. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071

9.   Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199

10.  Corporate Finance, DGM(FA), for SEC filing requirements, Fax 1195.

11.  Shri U.C. Burman, DGM (Internet), for hosting on website.

                             THE BUSINESS STANDARD
                               DATED 02 JULY 2002


                               [Graphic omitted]


                          VIDESH SANCHAR NIGAM LIMITED

       Regd. Office: Videsh Sanchar Bhavan, M.G. Road, Mumbal - 400 001.

                            NOTICE FOR BOOK CLOSURE

Notice is hereby given that the Register of Transfers and Register of members of the Company shall remail closed from 1 August 2002 to 20 August 2002 (both days inclusive) for the purpose of ascertaining eligibility for final dividend for the year 2001-02.

                                                FOR VIDESH SANCHAR NIGAM LIMITED

                                                                   Satish Ranade
Place: Mumbai                                       Executive Director (Legal) &
Date : July 1, 2002                                            Company Secretary